AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 2002
                                            REGISTRATION STATEMENT NO. 333-87110


===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                      ------------------------------------

                       LIGAND PHARMACEUTICALS INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)

                                    DELAWARE
                (State or Other Jurisdiction of Incorporation or
                                  Organization)

                                   77-0160744
                    (I.R.S. Employer Identification Number)

                      ------------------------------------

          10275 Science Center Drive, San Diego, California 92121-1117
                                 (858) 550-7500
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                      ------------------------------------

                                David E. Robinson
                      President and Chief Executive Officer
                       LIGAND PHARMACEUTICALS INCORPORATED

   10275 Science Center Drive, San Diego, California 92121-1117 (858) 550-7500 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                      ------------------------------------

                                   Copies to:
                              Faye H. Russell, Esq.
                         BROBECK, PHLEGER & HARRISON LLP
                              12390 El Camino Real
                           San Diego, California 92130
                                 (858) 720-2500

                      ------------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    SUBJECT TO COMPLETION, DATED JUNE 6, 2002


                             PRELIMINARY PROSPECTUS




                       LIGAND PHARMACEUTICALS INCORPORATED

                        4,252,500 SHARES OF COMMON STOCK

This prospectus relates to the public offering, which is not being underwritten, of 4,252,500 shares of our common stock, which is held by some of our current stockholders. These stockholders acquired the shares directly from us in a private placement completed on April 19, 2002.


Our common stock is traded on The Nasdaq Stock Market under the symbol "LGND." On June 3, 2002, the average of the high and low sales prices for our common stock was $17.18


                       ----------------------------------


THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 3 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY OF OUR COMMON STOCK.

                       ----------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------



                   The date of this prospectus is June 6, 2002

                                TABLE OF CONTENTS


                                                                       PAGE
LIGAND PHARMACEUTICALS INCORPORATED......................................1


RISK FACTORS.............................................................3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS....................11

WHERE YOU CAN FIND MORE INFORMATION.....................................11

INFORMATION INCORPORATED BY REFERENCE...................................12

USE OF PROCEEDS.........................................................13

PLAN OF DISTRIBUTION....................................................13

SELLING STOCKHOLDERS....................................................16

LEGAL MATTERS...........................................................18

EXPERTS.................................................................18


                       LIGAND PHARMACEUTICALS INCORPORATED


     Our goal is to build a profitable pharmaceutical company that discovers, develops and markets new drugs that address critical unmet medical needs in the areas of cancer, men's and women's health, or hormone-related health issues, skin diseases, osteoporosis, and metabolic, cardiovascular and inflammatory diseases. We strive to develop drugs that are more effective and/or safer than existing therapies, that are more convenient (taken orally or topically administered) and that are cost effective. We plan to build a profitable pharmaceutical company by generating income from the specialty pharmaceutical products we develop and market, and from research, milestone and royalty revenues resulting from our collaborations with large pharmaceutical partners, which develop and market products in large markets that are beyond our strategic focus or resources. Our investments in both our specialty products business and our collaborations, as well as other aspects of our business since our founding, have been significant. These investments are reflected in the losses we have recorded over the years and in our accumulated deficit of about $592 million as of March 31, 2002.

     We currently market four cancer products in the United States: Panretin(R) gel, ONTAK(R) and Targretin(R) capsules, each of which were approved by the United States Food and Drug Administration, or FDA, in 1999; and Targretin(R) gel, which was approved by the FDA in 2000. In Europe, the European Commission granted a Marketing Authorization, or MA, for Panretin gel in October 2000 and an MA for Targretin capsules in March 2001. We submitted Marketing Authorization Applications to the European Agency for the Evaluation of Medicinal Products for Targretin gel in March 2001 and for ONZAR(TM) (the brand name of ONTAK in Europe) in December 2001. We also market Avinza(TM), formerly Morphelan(TM), a pRoduct for the once-daily treatment of moderate-to-severe pain that is expected to last more than a few days, which we licensed from Elan Corporation plc and which was approved by the FDA in March 2002. We also continue efforts to acquire or in-license products, such as ONTAK (acquired in the 1998 acquisition of Seragen), which have near-term prospects of FDA approval and which can be marketed by our specialty sales forces. We are developing additional products through our internal development programs and currently have various products in clinical development, including marketed products that we are testing for larger market health problems such as non-small cell lung cancer (NSCLC), B-cell non-Hodgkin's Lymphoma (NHL), psoriasis and rheumatoid arthritis. The risks that we face in this specialty products business include risks that our drugs may not be approved or that marketed drugs may not be approved for larger markets by regulatory agencies, that the market demand for the drugs could be low, or that so far we have a relatively small number of products in niche markets.

     We have research and development collaborations with numerous global pharmaceutical companies, including Abbott Laboratories, Allergan, Bristol-Myers Squibb, Eli Lilly & Co., GlaxoSmithKline, Organon (AKZO-Nobel), Pfizer, Takeda-Abbott Pharmaceuticals (TAP) and Wyeth (formerly American Home Products). At the end of 2001, our corporate partners had six Ligand products in human development, six products moving toward regulatory filings for human clinical trials, and numerous compounds in research and pre-clinical stages. These corporate partner products are being studied for the treatment of health problems with large markets such as osteoporosis, diabetes, contraception and cardiovascular disease. Three of these partner products are being tested in pivotal Phase III clinical trials: lasofoxifene, which is being developed by Pfizer for osteoporosis; and bazedoxifene (formerly TSE-424), which is being developed by Wyeth both as monotherapy for osteoporosis and in combination with Wyeth's PREMARIN(R) as hormone replacement therapy (HRT). In March 2002 Royalty Pharma AG purchased from us rights to a share of future payments from these three partner products. The risks that we face in our collaborations include the risks that the projects may not be successful in producing drugs, that collaborators and others may bring competing drugs to market or divert resources to other projects, or that the collaborations themselves may not be continued.

     Internal and collaborative research and development programs are built around our proprietary science technology, which is based on our leadership position in gene transcription technology, a technology for regulating how genes are used to make proteins inside cells. Our proprietary technologies involve two natural mechanisms that regulate gene activity: hormone-activated intracellular receptors, or IRs, a type of sensor or switch inside cells that turns genes on and off and alters the production of proteins in response to hormones, and Signal Transducers and Activators of Transcription, or STATs, another type of protein production switch. Panretin gel, Targretin capsules, Targretin gel and all but one of our corporate partner products currently on human development track were discovered using our IR technology. A compound discovered using our STAT technology is moving toward a regulatory filing for human clinical trials at GlaxoSmithKline.

     In late 1998, we assembled a specialty cancer and HIV-center sales and marketing team for the U.S. market to sell products developed, acquired or licensed by us. In late 1999, we expanded our U.S. sales force from approximately 20 to approximately 40 sales representatives to support the launch of Targretin capsules and Targretin gel and increase market penetration of ONTAK and Panretin gel. In 2001, we further expanded our sales force to approximately 50 sales representatives, including approximately 20 full-time contract sales representatives who focus on the dermatology market. In anticipation of the launch of Avinza in 2002, we also announced in 2001 a strategic decision to form another sales force of approximately 25 representatives to target general pain centers not served by our existing representatives. Internationally, through marketing and distribution agreements with some of our pharmaceutical distribution partners including Elan, we have established marketing and distribution capabilities in Europe, as well as Central and South America.


                            ------------------------



     Our trademarks, trade names and service marks referenced in this document include Ligand(R), Avinza(TM), ONTAK(R), Panretin(R) and Targretin(R). Each other trademark, trade name or service mark appearing in this document belongs to iTs holder.

Reference to Ligand Pharmaceuticals Incorporated, "Ligand", the "Company", "we" or "our" include Ligand's wholly owned subsidiaries, Glycomed Incorporated, Ligand Pharmaceuticals (Canada) Incorporated, Ligand Pharmaceuticals International, Inc., and Seragen, Inc.

                                  RISK FACTORS


     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE PURCHASING SHARES OF OUR COMMON STOCK. EACH OF THESE RISK AND UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AS WELL AS ADVERSELY AFFECTING THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK


RISKS RELATED TO OUR BUSINESS

OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION INVOLVES A NUMBER OF UNCERTAINTIES AND WE MAY NEVER GENERATE SUFFICIENT REVENUES FROM THE SALE OF PRODUCTS TO BECOME PROFITABLE.


     We were founded in 1987. We have incurred significant losses since our inception. At March 31, 2002, our accumulated deficit was approximately $592 million. To date, we have received the majority of our revenues from our collaborative arrangements and only began receiving revenues from the sale of pharmaceutical products in 1999. To become profitable, we must successfully develop, clinically test, market and sell our products. Even if we achieve profitability, we cannot predict the level of that profitability or whether we will be able to sustain profitability. We expect that our operating results will fluctuate from period to period as a result of differences in when we incur expenses and receive revenues from product sales, collaborative arrangements and other sources. Some of these fluctuations may be significant.


     Most of our products in development will require extensive additional development, including preclinical testing and human studies, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the products we are developing or those being co-developed with our partners will be approved for marketing. There are many reasons that we or our collaborative partners may fail in our efforts to develop our other potential products, including the possibility that:

o preclinical testing or human studies may show that our potential products are ineffective or cause harmful side effects,

o the products may fail to receive necessary regulatory approvals from the FDA or foreign authorities in a timely manner or at all,

o the products, if approved, may not be produced in commercial quantities or at reasonable costs,

o    the products once approved, may not achieve commercial acceptance, or

o the proprietary rights of other parties may prevent us or our partners from marketing the products.

WE ARE BUILDING MARKETING AND SALES CAPABILITIES IN THE UNITED STATES AND EUROPE WHICH IS AN EXPENSIVE AND TIME-CONSUMING PROCESS AND MAY INCREASE OUR OPERATING LOSSES.


     Developing the sales force to market and sell products is a difficult, expensive and time-consuming process. We have developed a U.S. sales force of about 80 people, some of whom are contracted from a third party. We also rely on third-party distributors to distribute our products. The distributors are responsible for providing many marketing support services, including customer service, order entry, shipping and billing, and customer reimbursement assistance. In Europe, we will rely initially on other companies to distribute and market our products. We have entered into agreements for the marketing and distribution of our products in territories such as the United Kingdom, Germany, France, Spain, Portugal, Greece, Italy, and Central and South America and have established a subsidiary, Ligand Pharmaceuticals International, Inc., with a branch in London, England, to coordinate our European marketing and operations. We may not be able to continue to expand our sales and marketing capabilities sufficiently to successfully commercialize our products in the territories where they receive marketing approval. To the extent we enter into co-promotion or other licensing arrangements, any revenues we receive will depend on the marketing efforts of others, which may or may not be successful.

OUR SMALL NUMBER OF PRODUCTS MEANS OUR RESULTS ARE VULNERABLE TO SETBACKS WITH RESPECT TO ANY ONE PRODUCT.


     We currently have only 4 products approved for marketing, one additional product, Avinza, for which the licensor, Elan, has received approval for marketing, and a handful of other products/indications that have made significant progress through development. Because these numbers are small, especially the number of marketed products, any significant setback with respect to any one of them could significantly impair our operating results and/or reduce the market price for shares of our stock. Setbacks could include problems with shipping, manufacturing, product safety, marketing, government licenses and approvals, intellectual property rights and physician or patient acceptance of the product.

SALES OF OUR SPECIALTY PHARMACEUTICAL PRODUCTS MAY SIGNIFICANTLY FLUCTUATE EACH PERIOD BASED ON THE NATURE OF OUR PRODUCTS, OUR PROMOTIONAL ACTIVITIES AND WHOLESALER PURCHASING AND STOCKING PATTERNS.

     Our products include small-volume specialty pharmaceutical products that address the needs of cancer patients in relatively small niche markets with substantial geographical fluctuations in demand. To ensure patient access to our drugs, we maintain broad distribution capabilities with inventories held at approximately 100 locations throughout the United States. Furthermore, the purchasing and stocking patterns of our wholesaler customers are influenced by a number of factors that vary with each product including but not limited to overall level of demand, periodic promotions and required minimum shipping quantities. As a result, our distributors may carry from two to six months worth of projected inventory usage. If our distributors were to decide to substantially reduce the inventory they carry in a given period, our sales for that period could be substantially lower than historical levels.


SOME OF OUR KEY TECHNOLOGIES HAVE NOT BEEN USED TO PRODUCE MARKETED PRODUCTS AND MAY NOT BE CAPABLE OF PRODUCING SUCH PRODUCTS.

     To date, we have dedicated most of our resources to the research and development of potential drugs based upon our expertise in our IR and STAT technologies. Even though there are marketed drugs that act through IRs, some aspects of our IR technologies have not been used to produce marketed products. In addition, we are not aware of any drugs that have been developed and successfully commercialized that interact directly with STATs. Much remains to be learned about the location and function of IRs and STATs. If we are unable to apply our IR and STAT technologies to the development of our potential products, we will not be successful in developing new products.

OUR DRUG DEVELOPMENT PROGRAMS WILL REQUIRE SUBSTANTIAL ADDITIONAL FUTURE FUNDING WHICH COULD HURT OUR OPERATIONAL AND FINANCIAL CONDITION.

     Our drug development programs require substantial additional capital to successfully complete them, arising from costs to:

o    conduct research, preclinical testing and human studies,

o establish pilot scale and commercial scale manufacturing processes and facilities, and

o establish and develop quality control, regulatory, marketing, sales and administrative capabilities to support these programs.

     Our future operating and capital needs will depend on many factors, including:

o the pace of scientific progress in our research and development programs and the magnitude of these programs,

o    the scope and results of preclinical testing and human studies,

o    the time and costs involved in obtaining regulatory approvals,

o the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,

o    competing technological and market developments,

o    our ability to establish additional collaborations,

o    changes in our existing collaborations,

o    the cost of manufacturing scale-up, and

o    the effectiveness of our commercialization activities.


     We base our outlook regarding the need for additional funds on many uncertain variables. Such uncertainties include regulatory approvals, the timing of events outside our direct control such as product launches by partners, the success of such product launches, negotiations with potential strategic partners, and other factors. Any of these uncertain events can significantly change our cash requirements as they determine such one-time events as the receipt of major milestones and other payments.


     For example, we are required under the terms of our agreement with Elan, to spend not less than $7 million through May 2003 to undertake additional clinical activities related to the commercialization of Avinza, formerly Morphelan(TM). In the event we do not spend this amount, any shortfall would have to be paid to Elan. If additional funds are required to support our operations and we are unable to obtain them on terms favorable to us, we may be required to cease or reduce further commercialization of our products, to sell some or all of our technology or assets or to merge with another entity.


WE MAY REQUIRE ADDITIONAL MONEY TO RUN OUR BUSINESS AND MAY BE REQUIRED TO RAISE THIS MONEY ON TERMS WHICH ARE NOT FAVORABLE OR WHICH REDUCE OUR STOCK PRICE.

     We have incurred losses since our inception and do not expect to generate positive cash flow to fund our operations for one or more years. As a result, we may need to complete additional equity or debt financings to fund our operations. Our inability to obtain additional financing could adversely affect our business. Financings may not be available at all or on favorable terms. In addition, these financings, if completed, still may not meet our capital needs and could result in substantial dilution to our stockholders. For instance, in February and March 2002 we issued to Elan 6.3 million shares upon the conversion of zero coupon convertible senior notes held by Elan, and in January 2001 and April 2002 we issued 2 million shares and 4.3 million shares of our common stock, respectively, in private placements. These transactions have resulted in the issuance of significant numbers of new shares. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our drug development programs. Alternatively, we may be forced to attempt to continue development by entering into arrangements with collaborative partners or others that require us to relinquish some or all of our rights to technologies or drug candidates that we would not otherwise relinquish.


OUR PRODUCTS FACE SIGNIFICANT REGULATORY HURDLES PRIOR TO MARKETING WHICH COULD DELAY OR PREVENT SALES.


     Before we obtain the approvals necessary to sell any of our potential products, we must show through preclinical studies and human testing that each product is safe and effective. We have a number of Ligand and partner products moving toward or currently in clinical trials, the most significant of which are our Phase III trials for Targretin capsules in non-small cell lung cancer and three Phase III trials by our partners involving bazedoxifene and lasofoxifene. Our failure to show any product's safety and effectiveness would delay or prevent regulatory approval of the product and could adversely affect our business. The clinical trials process is complex and uncertain. The results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a product's safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials. The FDA may also require additional clinical trials after regulatory approvals are received, which could be expensive and time-consuming, and failure to successfully conduct those trials could jeopardize continued commercialization.

     The rate at which we complete our clinical trials depends on many factors, including our ability to obtain adequate supplies of the products to be tested and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. For example, each of our Phase III Targretin clinical trials will involve approximately 600 patients and may require significant time and investment to complete enrollments. Delays in patient enrollment may result in increased costs and longer development times. In addition, our collaborative partners have rights to control product development and clinical programs for products developed under the collaborations. As a result, these collaborators may conduct these programs more slowly or in a different manner than we had expected. Even if clinical trials are completed, we or our collaborative partners still may not apply for FDA approval in a timely manner or the FDA still may not grant approval.


WE MAY NOT BE ABLE TO PAY AMOUNTS DUE ON OUR OUTSTANDING INDEBTEDNESS WHEN DUE WHICH WOULD CAUSE DEFAULTS UNDER THESE ARRANGEMENTS.


     We and our subsidiaries may not have sufficient funds to make required payments due under existing debt. If we or our subsidiaries do not have adequate funds, we will be forced to refinance the existing debt and may not be successful in doing so. Our subsidiary, Glycomed, is obligated to make payments under convertible subordinated debentures in the total principal amount of $50 million. The debentures incur interest semi-annually at a rate of 7 1/2% per annum, are due in 2003 and convertible into our common stock at $26.52 per share. On June 3, 2002, we completed the redemption of these debentures. In addition, at April 1, 2002, we had outstanding a $2.5 million convertible note to GlaxoSmithKline due in 2002 with interest at prime and convertible into our common stock at $13.56 per share.






WE FACE SUBSTANTIAL COMPETITION WHICH MAY LIMIT OUR REVENUES.


     Some of the drugs that we are developing and marketing will compete with existing treatments. In addition, several companies are developing new drugs that target the same diseases that we are targeting and are taking IR-related and STAT-related approaches to drug development. The principal products competing with our products targeted at the cutaneous t-cell lymphoma market are Supergen/Abbott's Nipent(R) and interferon, which is marketed by a number of companies, including Schering-Plough's Intron(R) A. Products that will compete with Avinza include Purdue Pharma L.P.'S OxyContin(R) and MS Contin(R), Janssen Pharmaceutica Products, L.P.'s Duragesic(R), , Roxane Laboratories, Inc.'s OramoRph(R) SR and Purepac Phamaceutical Co.'s Kadian(R), each of which is currently marketed. Many of our existing or potential competitors, particularly large drug companies, have greater financial, technical and human resources than us and may be better equipped to develop, manufacture and market products. Many of these companies also have extensive experience in preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products. In addition, academic institutions, governmental agencies and other public and private research organizations are developing products that may compete with the products we are developing. These institutions are becoming more aware of the commercial value of their findings and are seeking patent protection and licensing arrangements to collect payments for the use of their technologies. These institutions also may market competitive products on their own or through joint ventures and will compete with us in recruiting highly qualified scientific personnel.


THIRD-PARTY REIMBURSEMENT AND HEALTH CARE REFORM POLICIES MAY REDUCE OUR FUTURE SALES.


     Sales of prescription drugs depend significantly on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. These third party payers frequently require drug companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. Our current and potential products may not be considered cost-effective and reimbursement to the consumer may not be available or sufficient to allow us to sell our products on a competitive basis. For example we have current and recurring discussions with insurers regarding reimbursement rates for our drugs, including Avinza which was recently approved for marketing. We may not be able to negotiate favorable reimbursement rates for our products, or may have to pay significant discounts to obtain favorable rates. Only one of our products, ONTAK, is currently eligible to be reimbursed by Medicare.

     In addition, the efforts of governments and third-party payers to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies such as us. A number of legislative and regulatory proposals to change the health care system have been discussed in recent years, including price caps and controls for pharmaceuticals. These proposals could reduce and/or cap the prices for our products or reduce government reimbursement rates for products such as ONTAK. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. We cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business. The announcement and/or adoption of such proposals or efforts could adversely affect our profit margins and business.


WE RELY HEAVILY ON COLLABORATIVE RELATIONSHIPS AND TERMINATION OF ANY OF THESE PROGRAMS COULD REDUCE THE FINANCIAL RESOURCES AVAILABLE TO US.

     Our strategy for developing and commercializing many of our potential products, including products aimed at larger markets, includes entering into collaborations with corporate partners, licensors, licensees and others. These collaborations provide us with funding and research and development resources for potential products for the treatment or control of metabolic diseases, hematopoiesis, women's health disorders, inflammation, cardiovascular disease, cancer and skin disease, and osteoporosis. These agreements also give our collaborative partners significant discretion when deciding whether or not to pursue any development program. Our collaborations may not continue or be successful.

     In addition, our collaborators may develop drugs, either alone or with others, that compete with the types of drugs they currently are developing with us. This would result in less support and increased competition for our programs. If products are approved for marketing under our collaborative programs, any revenues we receive will depend on the manufacturing, marketing and sales efforts of our collaborators, who generally retain commercialization rights under the collaborative agreements. Our current collaborators also generally have the right to terminate their collaborations under specified circumstances. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully, our product development under these agreements will be delayed or terminated.

     We may have disputes in the future with our collaborators, including disputes concerning which of us owns the rights to any technology developed. For instance, we were involved in litigation with Pfizer, which we settled in April 1996, concerning our right to milestones and royalties based on the development and commercialization of droloxifene. These and other possible disagreements between us and our collaborators could delay our ability and the ability of our collaborators to achieve milestones or our receipt of other payments. In addition, any disagreements could delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business.

CHALLENGES TO, OR FAILURE TO SECURE PATENTS AND OTHER PROPRIETARY RIGHTS MAY SIGNIFICANTLY HURT OUR BUSINESS.

     Our success will depend on our ability and the ability of our licensors to obtain and maintain patents and proprietary rights for our potential products and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. Patents may not be issued from any of these applications currently on file or, if issued, may not provide sufficient protection. In addition, disputes with licensors under our license agreements may arise which could result in additional financial liability or loss of important technology and potential products.

     Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our products may infringe the patent rights of others.


     Several drug companies and research and academic institutions have developed technologies, filed patent applications or received patents for technologies that may be related to our business. Others have filed patent applications and received patents that conflict with patents or patent applications we have licensed for our use, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those licensed to us. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our potential products. For example, United States patent applications may be kept confidential while pending in the Patent and Trademark Office, and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from the patent rights of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. While we routinely receive communications or have conversations with the owners of other patents, none of these third parties have directly threatened an action or claim against us. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products.


     We have had and will continue to have discussions with our current and potential collaborators regarding the scope and validity of our patent and other proprietary rights. If a collaborator or other party successfully establishes that our patent rights are invalid, we may not be able to continue our existing collaborations beyond their expiration. Any determination that our patent rights are invalid also could encourage our collaborators to terminate their agreements where contractually permitted. Such a determination could also adversely affect our ability to enter into new collaborations.

     We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others' rights. If litigation results, a court may find our patents or those of our licensors invalid or may find that we have infringed on a competitor's rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.

     We have learned that Hoffmann-La Roche Inc. has received a United States patent and has made patent filings in foreign countries that relate to our Panretin capsules and gel products. We filed a patent application with an earlier filing date than Hoffmann-La Roche's patent, which we believe is broader than, but overlaps in part with, Hoffmann-La Roche's patent. We believe we were the first to invent the relevant technology and therefore are entitled to a patent on the application we filed. The Patent and Trademark Office has initiated a proceeding to determine whether we or Hoffmann-La Roche are entitled to a patent. We may not receive a favorable outcome in the proceeding. In addition, the proceeding may delay the Patent and Trademark Office's decision regarding our earlier application. If we do not prevail, the Hoffmann-La Roche patent might block our use of Panretin capsules and gel in specified cancers.


     We have also learned that Novartis AG has filed an opposition to our European patent that covers the principal active ingredient of our ONTAK drug. We are currently investigating the scope and merits of this opposition. If the opposition is successful, we could lose our ONTAK patent protection in Europe which could substantially reduce our future ONTAK sales in that region. We could also incur substantial costs in asserting our rights in this opposition proceeding, as well as in other interference proceedings in the United States.


     We also rely on unpatented trade secrets and know-how to protect and maintain our competitive position. We require our employees, consultants, collaborators and others to sign confidentiality agreements when they begin their relationship with us. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our competitors may independently discover our trade secrets.

RELIANCE ON THIRD-PARTY MANUFACTURERS TO SUPPLY OUR PRODUCTS RISKS SUPPLY INTERRUPTION OR CONTAMINATION AND DIFFICULTY CONTROLLING COSTS.


     We currently have no manufacturing facilities and we rely on others for clinical or commercial production of our marketed and potential products. In addition, certain raw materials necessary for the commercial manufacturing of our products are custom and must be obtained from a specific sole source. Elan manufactures Avinza for us, CoPharma manufactures ONTAK for us and RP Scherer and Raylo manufacture Targretin capsules for us.

     To be successful, we will need to ensure continuity of the manufacture of our products, either directly or through others, in commercial quantities, in compliance with regulatory requirements and at acceptable cost. Any extended and unplanned manufacturing shutdowns could be expensive and could result in inventory and product shortages. While we believe that we would be able to develop our own facilities or contract with others for manufacturing services with respect to all of our products, if we are unable to do so our revenues could be adversely affected. In addition, if we are unable to supply products in development, our ability to conduct preclinical testing and human clinical trials will be adversely affected. This in turn could also delay our submission of products for regulatory approval and our initiation of new development programs. In addition, although other companies have manufactured drugs acting through IRs and STATs on a commercial scale, we may not be able to do so at costs or in quantities to make marketable products.


     The manufacturing process also may be susceptible to contamination, which could cause the affected manufacturing facility to close until the contamination is identified and fixed. In addition, problems with equipment failure or operator error also could cause delays in filling our customers' orders.

OUR BUSINESS EXPOSES US TO PRODUCT LIABILITY RISKS OR OUR PRODUCTS MAY NEED TO BE RECALLED AND WE MAY NOT HAVE SUFFICIENT INSURANCE TO COVER ANY CLAIMS.


     Our business exposes us to potential product liability risks. Our products also may need to be recalled to address regulatory issues. A successful product liability claim or series of claims brought against us could result in payment of significant amounts of money and divert management's attention from running the business. Some of the compounds we are investigating may be harmful to humans. For example, retinoids as a class are known to contain compounds which can cause birth defects. We may not be able to maintain our insurance on acceptable terms, or our insurance may not provide adequate protection in the case of a product liability claim. To the extent that product liability insurance, if available, does not cover potential claims, we will be required to self-insure the risks associated with such claims. We believe that we carry reasonably adequate insurance for product liability claims.






WE USE HAZARDOUS MATERIALS WHICH REQUIRES US TO INCUR SUBSTANTIAL COSTS TO COMPLY WITH ENVIRONMENTAL REGULATIONS.


     In connection with our research and development activities, we handle hazardous materials, chemicals and various radioactive compounds. To properly dispose of these hazardous materials in compliance with environmental regulations, we are required to contract with third parties at substantial cost to us. Our annual cost of compliance with these regulations is approximately $600,000. We cannot completely eliminate the risk of accidental contamination or injury from the handling and disposing of hazardous materials, whether by us or by our third-party contractors. In the event of any accident, we could be held liable for any damages that result, which could be significant. We believe that we carry reasonably adequate insurance for toxic tort claims.


OUR STOCK PRICE MAY BE ADVERSELY AFFECTED BY VOLATILITY IN THE MARKETS.


     The market prices and trading volumes for our securities, and the securities of emerging companies like us, have historically been highly volatile and have experienced significant fluctuations unrelated to operating performance. For example, since January 1, 2000, the daily last reported sale price of our common stock on the Nasdaq National Market has been as high as $25.43 and as low as $7.85. Future announcements concerning us or our competitors may impact the market price of our common stock. These announcements might include:


o the results of research or development testing of ours or our competitors' products,

o    technological innovations related to diseases we are studying,

o    new commercial products introduced by our competitors,

o    government regulation of our industry,

o    receipt of regulatory approvals by competitors,

o    our failure to receive regulatory approvals for products under development,

o    developments concerning proprietary rights,

o    litigation or public concern about the safety of our products, or

o    intent to sell or actual sale of our stock held by our corporate partners.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Sales of substantial amounts of our common stock in the public market could seriously harm prevailing market prices for our common stock. These sales might make it difficult or impossible for us to sell additional securities when we need to raise capital.

YOU MAY NOT RECEIVE A RETURN ON YOUR SHARES OTHER THAN THROUGH THE SALE OF YOUR SHARES OF COMMON STOCK.


     We have not paid any cash dividends on our common stock to date. We intend to retain any earnings to support the expansion of our business and we do not anticipate paying cash dividends in the foreseeable future. Accordingly, other than through a sale of your shares, you will not receive a return on your investment in our common stock, and you should not rely on an investment in our common stock if you require dividend income.

OUR SHAREHOLDER RIGHTS PLAN AND CHARTER DOCUMENTS MAY HINDER OR PREVENT CHANGE OF CONTROL TRANSACTIONS.

     Our shareholder rights plan and provisions contained in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership. In addition, our board of directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership. If changes in our ownership are discouraged, delayed or prevented, it would be more difficult for our current board of directors to be removed and replaced, even if you or our other stockholders believe that such actions are in the best interests of us and our stockholders.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as "may," "will," "expect," "intent," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned "Risk Factors," as well as any cautionary language included in this prospectus or incorporated by reference, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these statements.


                       WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and also at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE


     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

o    Our annual report on Form 10-K for the fiscal year ended December 31, 2001.


o Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2002.


o Our current reports on Form 8-K filed April 1, 2002, April 4, 2002 and April 12, 2002.

o The description of our common stock, contained in our registration statement on Form 8-A filed on November 21, 1994, including any amendments or reports filed for the purpose of updating such descriptions.

o The description of our preferred stock purchase rights, contained in our registration statement on Form 8-A filed on September 30, 1996, including any amendments or reports filed for the purpose of updating such descriptions.


     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

                        Ligand Pharmaceuticals Incorporated
                        Attn:  Investor Relations
                        10275 Science Center Road
                        San Diego, California 92121-1117
                        (858) 550-7500


     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS ARE NOT AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                                 USE OF PROCEEDS


     We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.


                              PLAN OF DISTRIBUTION

     We are registering all 4,252,500 shares on behalf of the selling stockholders. We issued all of the shares to the selling stockholders in a private placement transaction. The selling stockholders named in the table below or pledgees, donees, transferees or other successors in interest selling shares received from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on The Nasdaq Stock Market or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

o a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

o purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus,

o an exchange distribution in accordance with the rules of the respective exchange,

o ordinary brokerage transactions and transactions in which the broker solicits purchasers,

o an over-the-counter distribution in accordance with the rules of The Nasdaq National Market,

o    in privately negotiated transactions, and

o    in options transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In connection with these transactions, broker dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders also may loan or pledge the shares to a broker-dealer or other financial institution. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus (as supplemented or amended to reflect such transaction). Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be underwriters within the meaning of
Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker
acting  in  connection   with  the  proposed  sale  of  shares  by  the  selling
stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, persons engaged in the distribution of the shares may be limited in their ability to engage in market activities with respect to such shares. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

o the name of each such selling stockholder and of the participating broker-dealer(s),

o    the number of shares involved,

o    the price at which such shares were sold,

o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

o    other facts material to the transaction.


     In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     We will bear all costs, expenses and fees in connection with the registration of the shares, other than fees and expenses, if any, of counsel or other advisers to the selling stockholders. In addition, the selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against various liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against various liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify us, our directors and officers who sign the registration statement of which this prospectus forms a part, and control persons against various liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) April 19, 2004, (ii) the date on which the selling stockholders may sell all shares covered by this prospectus without restriction pursuant to Rule 144(k) under the Securities Act of 1933 or (iii) such time as all shares covered by this prospectus have been sold pursuant to and in accordance with the registration statement.

                              SELLING STOCKHOLDERS


     The following table sets forth the number of shares owned by each of the selling stockholders. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

     None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of ours.

     We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may decide not to sell all or any of the shares that this prospectus covers. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that the selling stockholders will hold after completion of the offering, we cannot estimate the number of shares that the selling stockholders will hold after completion of the offering.

                                                       SHARES BENEFICIALLY
                                                   OWNED PRIOR TO THIS OFFERING
                                          ---------------------------------------------
                                                                   PERCENTAGE OF COMMON       NUMBER OF SHARES OF
                NAME OF                                             STOCK OUTSTANDING             COMMON STOCK
          SELLING STOCKHOLDER                    NUMBER                                        REGISTERED HEREBY
-----------------------------------       --------------------     --------------------       --------------------

Banque Carnegie Luxembourg                      222,000                    *                         62,000

Banque Carnegie Luxembourg FCP Funds            343,352                    *                        238,000

Biocentive Limited                               31,000                    *                         31,000

Caduceus Capital II, L.P.                       150,000                    *                        150,000

HBM Bioventures (Cayman) Ltd.                   300,000                    *                        300,000

Interdynamic Fund - BioMed Tech                  31,000                    *                         31,000

Merlin BioMed, L.P.                              50,000                    *                         50,000

Merlin BioMed II, L.P.                           28,000                    *                         28,000

Merlin BioMed III, L.P.                          16,000                    *                         16,000

Merlin BioMed International, Ltd.                94,000                    *                         94,000

Moore Global Investments, Ltd.                  420,000                    *                        420,000

Nordea Global Biotech Fund                       57,000                    *                         30,000

Nordea Medica Life Science Fund                  70,000                    *                         60,000

Putnam Funds Trust - Putnam New                 206,100                    *                         32,100
Century Growth Fund

Putnam New Opportunities Fund                   564,500                    *                        564,500

Putnam Variable Trust - Putnam VT New           112,300                    *                        112,300
Opportunities Fund

Putnam Variable Trust - Putnam VT                 5,840                    *                            900
Voyager Fund

Putnam Voyager Fund II                          429,000                    *                         67,000

Putnam World Trust II - Putnam New                4,000                    *                          4,000
Opportunities (U.S. Aggressive Growth
Equity) Fund (Dublin)

PW Eucalyptus Fund, L.L.C.                      345,000                    *                        345,000

PW Eucalyptus Fund, Ltd.                         45,000                    *                         45,000

Remington Investment Strategies, LP              80,000                    *                         80,000

Saks MedScience Fund                             30,000                    *                         30,000

SF Capital Partners Ltd.                        125,000                    *                        125,000

UBS O'Connor LLC F/B/O O'Connor PIPES           400,000                    *                        400,000
Corporate Strategies Ltd.

Ursus Capital, L.P.                              35,600                    *                         35,600

Ursus Offshore, Ltd.                             41,100                    *                         41,100

Vertical International Limited                  343,750                    *                        343,750

Vertical Ventures Investments, LLC              206,250                    *                       206, 250

Winchester Global Trust Company                 310,000                    *                        310,000
Limited as Trustee for Caduceus                 -------                                             -------
Capital Trust

                                 TOTAL:       5,095,792                                            4,252,500
                                              =========                                            =========

* Indicates less than 1%

                                  LEGAL MATTERS


     The validity of the securities offered hereby will be passed upon by Brobeck, Phleger & Harrison LLP, San Diego, California. Attorneys associated with Brobeck, Phleger & Harrison LLP own a total of 8,827 shares of our common stock.


                                     EXPERTS


     The consolidated financial statements for the years ended December 31, 2001 and 2000 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in accounting principle), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                                4,252,500 SHARES


                       LIGAND PHARMACEUTICALS INCORPORATED


                                  COMMON STOCK



                       ----------------------------------


                                   Prospectus

                       ----------------------------------




                                  JUNE 6, 2002

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee.................................          $6,639.18
                                                               ---------
Printing and engraving expenses .....................              5,000
                                                               ---------
Nasdaq additional listing fee........................             22,500
                                                               ---------
Legal fees and expenses..............................             50,000
                                                               ---------
Accounting fees and expenses.........................             25,000
                                                               ---------
Transfer agent and registrar fee ....................              5,000
                                                               ---------
Miscellaneous expenses...............................             10,000
                                                               ---------
        TOTAL                                                $124,139.18
                                                             ===========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.


     Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     Our amended and restated certificate of incorporation provides for the indemnification of all persons to the fullest extent permissible under Delaware law.

     Our amended and restated by-laws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     We maintain directors and officers insurance providing indemnification for certain of our directors and officers for certain liabilities.

     We also entered into indemnification agreements between us and our directors and officers, which may be sufficiently broad to permit indemnification of our officers and directors for liabilities arising under the Securities Act.

     In connection with our April 2002 private placement, the Company agreed to indemnify the selling stockholders and its controlling persons, as defined in the Securities Act, against liabilities, including legal fees, that the selling stockholders or their controlling persons may incur under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise in connection with this registration statement, including the prospectus, financial statements and schedules, and amendments and supplements to those documents, except liabilities related to misstatements or omissions made in the registration statement in conformity with written information furnished to the Company by or on behalf of the selling stockholders expressly for use in the registration statement or prospectus or any breach or violation of the representations and warranties of the selling stockholders under the purchase agreements between the Company and the selling stockholders dated as of April 17, 2002.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.


     (a) EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------
4.1            Instruments defining the rights of stockholders. Reference is made to our Form 8-A registration statement filed on November 21,
               1994 (incorporated into this registration statement by
               reference), the Amended and Restated Certificate of Incorporation
               (incorporated into this registration statement by reference to
               Exhibit 3.2 to our Form S-4 registration statement filed on July
               9, 1998), the Bylaws (incorporated into this registration
               statement by reference to Exhibit 3.3 of our Form S-4
               registration statement, filed on July 9, 1998), the Amended
               Certificate of Designation of Rights, Preferences and Privileges
               of Series A Participating Preferred Stock (incorporated into this registration statement by reference to Exhibit 3.3 to our
               quarterly report on Form 10-Q for the period ended March 31,
               1999) and our Form 8-A registration statement filed on September
               30, 1996, including any amendments or reports filed for the purposes of updating such descriptions.


5.1(1)        Opinion of Brobeck, Phleger & Harrison LLP


23.1          Consent of Deloitte & Touche LLP, Independent Auditors

23.2          Consent of Ernst & Young LLP, Independent Auditors


23.3(1)       Consent of Brobeck, Phleger & Harrison LLP. Included in the
              Opinion of Brobeck, Phleger & Harrison LLP filed as Exhibit 5.1

24.1          Power of Attorney


-----------------


(1)......Previously filed.




ITEM 17.  UNDERTAKINGS.


     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 6, 2002.



                                             LIGAND PHARMACEUTICALS INCORPORATED


                                             By:   /s/  David E. Robinson
                                             -----------------------------------
                                             David E. Robinson, President
                                             and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

               SIGNATURE                                       TITLE                                 DATE


         /s/ David E. Robinson                                                                   June 6, 2002
-----------------------------------------
           David E. Robinson                   President and Chief Executive Officer
                                                   (Principal Executive Officer)

           /s/ Paul V. Maier                                                                     June 6, 2002
-----------------------------------------
             Paul V. Maier                             Senior Vice President
                                                    and Chief Financial Officer
                                            (Principal Financial and Accounting Officer)

                   *                                                                             June 6, 2002
-----------------------------------------
          Henry F. Blissenbach                                Director


                   *                                                                             June 6, 2002
-----------------------------------------
           Alexander D. Cross                                 Director

                   *                                                                             June 6, 2002
-----------------------------------------
            Michael A. Rocca                                  Director

                   *                                                                             June 6, 2002
-----------------------------------------
               John Groom                                     Director

                   *                                                                             June 6, 2002
-----------------------------------------
        Irving S. Johnson, Ph.D.                              Director

                   *                                                                             June 6, 2002
-----------------------------------------
              Carl C. Peck                                    Director



*    By:   /S/ PAUL V. MAIER
         ------------------------------------
         Paul V. Maier
         Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
4.1            Instruments defining the rights of stockholders. Reference is made to our Form 8-A registration statement filed on November 21,
               1994 (incorporated into this registration statement by
               reference), the Amended and Restated Certificate of Incorporation
               (incorporated into this registration statement by reference to
               Exhibit 3.2 to our Form S-4 registration statement filed on July
               9, 1998), the Bylaws (incorporated into this registration
               statement by reference to Exhibit 3.3 of our Form S-4
               registration statement, filed on July 9, 1998), the Amended
               Certificate of Designation of Rights, Preferences and Privileges
               of Series A Participating Preferred Stock (incorporated into this registration statement by reference to Exhibit 3.3 to our
               quarterly report on Form 10-Q for the period ended March 31,
               1999) and our Form 8-A registration statement filed on September
               30, 1996, including any amendments or reports filed for the purposes of updating such descriptions.


5.1(1)        Opinion of Brobeck, Phleger & Harrison LLP


23.1          Consent of Deloitte & Touche LLP, Independent Auditors

23.2          Consent of Ernst & Young LLP, Independent Auditors


23.3(1)       Consent of Brobeck, Phleger & Harrison LLP. Included in the
              Opinion of Brobeck, Phleger & Harrison LLP filed as Exhibit 5.1

24.1          Power of Attorney


-----------------


(1)......Previously filed.